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                              January 5, 2024

       Jing Yuan
       Chief Financial Officer
       ZEEKR Intelligent Technology Holding Ltd
       No. 1388 Minshan Road
       Xinqi Street, Beilun District
       Ningbo, Zhejiang
       People   s Republic of China

                                                        Re: ZEEKR Intelligent
Technology Holding Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed on December
29, 2023
                                                            File No. 333-275427

       Dear Jing Yuan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

       Form F-1 filed December 29, 2023

       General

   1. We note your response to our prior comment 3 and reissue in part. Please revise your risk factors to discuss the
arbitration provision's related risks to investors, such as increased costs to bring a claim,
limited access to information and other imbalances of resources between the company and
shareholders.
 Jing Yuan
FirstName  LastNameJing Yuan Holding Ltd
ZEEKR Intelligent Technology
Comapany
January    NameZEEKR Intelligent Technology Holding Ltd
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
2. Please update your compensation disclosure to reflect the fiscal year ended December 31,
         2023.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Li He